Exhibit 10.7

March 6, 2017

E. Hunter Harrison

Dear Hunter:
It is with great pleasure that we present you with this letter (the “Letter”) to confirm our offer to you to join CSX Corporation (the “Company”), as Chief Executive Officer of the Company. In this capacity you shall report directly to the board of directors of the Company (the “Board”). You shall have such duties, responsibilities and authorities that are commensurate with the duties, authorities and responsibilities of chief executive officers of similar size and type companies, and such other duties, authorities and responsibilities not inconsistent with your position as may reasonably be assigned to you by the Board from time to time. All employees of the Company shall report to you or your designee (provided, that Company risk officers may separately report to the Audit Committee or the Board). In addition, if asked from time to time to serve as a director or officer of one or more of the Company’s Affiliates, you agree to do so without further compensation. On the Effective Date (as defined below), you shall be appointed to the Board. Thereafter during the Term (as defined below), the Company shall cause you to be nominated for re-election to the Board each time that your term on the Board would otherwise expire.

TABLE OF CONTENTS

i

1.	Starting Date; Term; Place of Employment
Your employment with the Company will start as of March 6, 2017 (the “Effective Date”) and will continue until the fourth anniversary of the Effective Date (such period, the “Term”), unless terminated earlier as provided herein. Your principal work location shall be the Company’s headquarters in Jacksonville, Florida, but you may work from other locations as you deem not inappropriate in your reasonable, good faith discretion. You shall travel as necessary in connection with performing your duties.

2.	Exclusivity
You agree that, while employed by the Company, you will devote your full business time and attention, business judgment, skill and knowledge to the advancement of the business interests of the Company and to the discharge of your duties and responsibilities for the Company. During the Term, it shall not be a violation of this Letter for you to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not significantly interfere with the performance of your responsibilities as an employee of the Company in accordance with this Letter. It is expressly understood and agreed that to the extent that any such activities had been conducted by you while serving as chief executive officer of your prior employer, the continued conduct of such activities to a similar extent subsequent to the Effective Date shall not thereafter be deemed to interfere with the performance of your responsibilities to the Company.

3.	Base Salary
Your annualized base salary shall be not less than $2,200,000, payable in accordance with the regular payroll practices of the Company and subject to annual review for possible increase by the Compensation Committee of the Board (the “Committee”) (such base salary, as may be increased from time to time, “Base Salary”). The Base Salary may not be decreased during the Term.

4.	Annual Incentive Compensation
In addition to the Base Salary, you shall be eligible to earn, for each calendar year during the Term, an annual bonus (the “Annual Bonus”) payable in cash, based on Company performance levels. Your target Annual Bonus will be 125% of your Base Salary (but not less than, $2,800,000) (the “Target Bonus”), with appropriate threshold and maximum amounts determined by the Committee in its good faith discretion, with due regard for the historic maximum annual bonus percentages for the Company’s chief executive officer. The amount of your Annual Bonus, if any, for any calendar year shall be determined by the Committee in its good faith discretion based on the achievement of performance goals previously established by the Committee in its discretion after consultation with you. If necessary, the Company will seek shareholder approval to increase the maximum amount of annual incentive compensation that may be paid pursuant to the Company’s shareholder approved incentive compensation plan or the Company will establish a supplemental plan pursuant to which your annual bonus in excess of shareholder approved limits will be paid. Any such Annual Bonus shall be payable in accordance with Company policy in effect from time to time and, except as provided herein, you must be continuously employed by the Company through the date on which cash awards for the prior year are paid in order to be eligible to receive a cash award in respect of such year. All bonuses shall be paid in the calendar year next following the calendar year for which the Annual Bonus is awarded but not later than March 15, unless deferred pursuant to the terms of a deferred compensation plan maintained by the Company. For 2017, your Annual Bonus shall not be less than $2,800,000.

5.	Stock Option Award
On the Effective Date, you shall receive a grant of stock options to purchase shares of the Company’s common stock (the “Option Awards”) as an inducement equity grant. The Option Awards shall be evidenced by the [an award agreement under the CSX stock plan and a separate inducement award agreement] (the “Award Agreements”). The exercise price of the options granted pursuant to the Option Awards shall be equal to the closing price of the Company’s common stock on the grant date of the Option Awards, which shall be the Effective Date.

6.	Incentive, Savings and Retirement Plans
During the Term, you shall be entitled to participate in all incentive and savings and retirement plans, practices, policies and programs applicable generally to other senior executives of the Company and its affiliated companies; provided, however, that you will not be entitled to receive awards under the Company’s long-term incentive programs unless otherwise determined by the Committee in its sole discretion.

7.	Welfare Benefit Plans
During the Term, you and your dependents shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies made available to other senior executives of the Company and its affiliates during their employment (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs).
Your participation shall be subject to the terms of the applicable plan or program documents and generally applicable Company policies, as the same may be in effect from time to time, and any other restrictions or limitations imposed by law. The benefit plans or programs maintained by the Company are subject to change and the Company reserves the right to amend, suspend or terminate any such benefits or benefit plans at any time.

8.	Fringe Benefits
During the Term, you shall be entitled to fringe benefits and perquisites in accordance with most favorable plans, practices, programs and policies of the Company and its affiliated companies as provided by the Company to the chief executive officer immediately prior to the Effective Date, together with such other or additional fringe benefits or perquisites that the Company may deem appropriate to provide to you. The Company shall promptly conduct a security study to confirm the need for you to use Company provided aircraft for personal travel and you may make use of such aircraft for personal travel within North America when you would otherwise use commercial aircraft, subject to annual review by the Committee beginning with 2019. You will have imputed income for such use as required by applicable law. In addition, to the extent reasonably necessary the Company shall provide security for you. During the Term, the Company shall make available to you corporate housing in the Jacksonville, Florida area for use when you are in Jacksonville, Florida on Company business, as reasonably agreed between you and the Board.

9.	Expenses
During the Term, you shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by you in carrying out your duties hereunder, in accordance with the policies, practices and procedures of the Company and its affiliated companies in effect and applicable to you. Any required reimbursements shall be paid to you no later than the last day of the calendar year following the calendar year in which you incurred the underlying expense, and the amount of expenses eligible for reimbursement during any year shall not affect the expenses eligible for reimbursement in any other year.

10.	Vacation
Your annual Company-paid vacation entitlement will be 20 days per year, accrued on a monthly basis, and subject to the Company’s policies and procedures in effect from time to time. You will also be entitled to all Company holidays.

11.	Termination of Employment
(a)    Death or Disability. Your employment shall terminate automatically upon your death during the Term. If the Company determines in good faith that your Disability has occurred during the Term (pursuant to the definition of Disability set forth below), it may give you written notice in accordance with Section 23 of its intention to terminate your employment; provided, that such notice must be sent while you remain Disabled or within 14 days after you cease to be Disabled. In such event, your employment with the Company shall terminate effective on the receipt of such notice by you (the “Disability Effective Date”). For purposes of this Letter, “Disability” shall mean your failure to have significantly performed your duties with the Company for 180 days in any 365-day period as a result of your mental or physical illness or incapacity.
(b)    Cause. The Company may terminate your employment during the Term for Cause. For purposes of this Letter, “Cause” shall mean: (i) your willful and continued failure to substantially perform your duties with the Company or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to you by the Board, which specifically identifies the manner in which the Board believes that you have not substantially performed your duties, (i) the willful engaging by you in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company, (i) the material violation of any Company policy by you, or the commission by you of an act involving moral turpitude, in each case, that adversely and substantially affects the reputation or business of the Company or any affiliate or (i) a material breach by you of your obligations under this Agreement; provided, that you have been given written notice of the alleged material breach and have not reasonably cured such breach within thirty (30) days of the giving of such notice.
For purposes of this provision, no act or failure to act, on your part, shall be considered “willful” unless it is done, or omitted to be done, by you in bad faith or without reasonable belief that your action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of the Company. The cessation of employment of you shall not be deemed to be for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable advance notice (including the alleged grounds to terminate your employment for Cause) is provided to you and you are given an opportunity, together with counsel, to be heard before the Board), finding that grounds exist to terminate your employment for Cause under subparagraph (i), (ii), (iii) or (iv) above and the grounds are serious enough to justify termination.
(c)    Good Reason. You may terminate your employment during the Term for Good Reason. For purposes of this Letter, “Good Reason” shall mean, without your written consent: (i) a substantial diminution of your duties or responsibilities as contemplated herein, excluding for this purpose an isolated and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by you; (i) a reduction in your Base Salary; (i) a reduction in your Target Bonus; (i) a reduction in your other incentive opportunities, benefits or perquisites set forth in this Letter, other than a comparable reduction affecting all similarly situated senior executives of the Company; (i) the Company’s requiring you to be based at any office or location other than the Company’s headquarters in Jacksonville, Florida or any new Company headquarters not more than 35 miles from such location; (i) any action or inaction by the Company that constitutes a material breach of this Letter or any other material written agreement between you and the Company; or (i) any purported termination by the Company of your employment other than for Cause or Disability. Notwithstanding the foregoing, Good Reason shall not be deemed to exist solely as a result of the Company’s appointment of an interim Chief Executive Officer, with all related authorities and duties, to fill your role and exercise such authorities and duties during the period of any extended absence by you from your role other than vacation; provided that the Board has consulted with you as to the person to serve as interim chief executive officer and considered such person in good faith. Notwithstanding the foregoing, no event of “Good Reason” shall be deemed to have occurred unless you provide written notice, within ninety (90) days of the initial occurrence of such event, to the Board specifying in reasonable detail the facts or circumstances that you believe constitute Good Reason, such facts or circumstances are not corrected or otherwise cured by the Company within thirty (30) days after the Board’s receipt of such notice, and you actually terminate your employment within ninety (90) days after the end of the foregoing 30-day period.
(d)    Special Resignation. You may terminate your employment by a Special Resignation, as defined [the Company’s failure to assume specified obligations relating to executive’s consulting agreement with MR Argent Advisor LLC].
(e)    Notice of Termination. Any termination by the Company for Cause, or by you for Good Reason or in a Special Resignation, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 23. For purposes of this Letter, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Letter relied upon, (i) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated, and (i) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date, subject to Section 11(c) above). The failure by you or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right you or the Company, respectively, may have hereunder or preclude you or the Company, respectively, from asserting such fact or circumstance in enforcing your or the Company’s rights hereunder.
(f)    Date of Termination. “Date of Termination” means (i) if your employment is terminated by the Company for Cause, or by you for Good Reason or in a Special Resignation, the later of the date of receipt of the Notice of Termination or any later date specified therein, as the case may be, subject to Section 11(c) above, (i) if your employment is terminated by the Company other than for Cause or Disability, the later of the date of receipt of the Notice of Termination or any later date specified therein, as the case may be, (i) if your employment is Terminated by you without Good Reason (other than in a Special Resignation), the date specified in the Notice of Termination, which shall be at least 30 days after the Company’s receipt of the Notice of Termination or such earlier date elected by the Company in its discretion, and (i) if your employment is terminated by reason of death or Disability, the date of your death or the Disability Effective Date, as the case may be. For purposes of any benefit to be provided or any amount payable under this Agreement that is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), termination of employment shall not be deemed to occur unless it is reasonably expected that you will provide no further services to the Company or its affiliates, as defined in Section 414(b) or (c) of the Code, or that the level of bona fide services will drop to 20% or less of the average level of services provided by you over the thirty-six (36) months preceding your termination of employment (a “Separation from Service”). If it is expected that you will continue to provide bona fide services to the Company or any of its affiliates at a level that is more than 20% of the average level of services provided by you over such thirty-six (36) month period, then you shall be deemed not to have experienced a termination of employment and not have had a Separation from Service.

12.	Consequences of Termination
(a)    Accrued Obligations. Upon any termination of your employment, the Company shall pay or provide you with the following: (i) accrued but unpaid Base Salary through the Date of Termination, to be paid in accordance with the Company’s normal payroll practice; (i) any accrued unused vacation time through the Date of Termination, paid only to the extent and in the manner payable in accordance with the Company’s general vacation policies applicable to senior executives; (i) any unreimbursed business expenses incurred by the you through the Date of Termination, to be paid in accordance with the provisions of Section 9; (i) to the extent not theretofore paid or provided, the Company shall timely pay or provide you any other amounts or benefits required to be paid or provided or which you are eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its affiliated companies, including earned but unpaid stock and similar compensation and any annual or long-term incentive compensation earned with respect to a performance period completed prior to your termination date but not yet fully paid as of such termination date, in accordance with the terms of the applicable plan, program, policy or practice; and (i) if applicable, [specified obligations relating to executive’s consulting agreement with MR Argent Advisor LLC] (collectively, the “Accrued Obligations”).
(b)    Without Cause or Good Reason. If, during the Term, the Company shall terminate your employment other than for Cause or Disability or you shall terminate your employment for Good Reason, then the Company shall provide you the following payments and benefits: (i) a lump sum cash payment equal to $5,000,000, paid within 40 days after the Date of Termination (the “Base Severance Amount”); (i) any earned but unpaid Annual Bonus for the year preceding the year of termination, paid without duplication when bonuses are paid to active employees, but in no event later than the 75th day after the end of such year (the “Prior Year Bonus”); (i) the product of (x) the Annual Bonus you would have received for the year of termination (based upon your Target Bonus and the annual incentive plan’s achievement percentage) had you remained employed for the entire performance period to which such Annual Bonus relates and (y) a fraction, the numerator of which is the number of days in the year of your termination occurring prior to the Date of Termination during which you were employed, and the denominator of which is 365, paid when bonuses for such year are paid to active employees, but in no event later than the 75th day after the end of such year (the “Pro-Rata Bonus”); and (i) a lump sum cash payment equal to 100% of the estimated aggregate cost of Benefit Continuation (as defined below) for the shorter of 18 months or the period remaining until the fourth anniversary of the Effective Date, paid within 30 days of the Date of Termination. In addition, you and your current spouse shall have access to Benefit Continuation for the remainder of your respective lives. For purposes of this Letter, “Benefit Continuation” means continuation by the Company of the medical benefits to you and/or your family equal to those which would have been provided to you and/or them in accordance with the plans, programs, practices and policies described in Section 7 of this Letter if your employment had not been terminated; provided, however, that if you become reemployed with another employer and are eligible to receive medical benefits under another employer-provided plan, then the medical benefits described herein shall become secondary. With respect to any Benefit Continuation, you shall pay 100% of the cost of such coverage on an after-tax basis, provided that until further guidance from the Internal Revenue Service, full cost shall be equal to the COBRA payment. In the event medical coverage is provided under the Company’s existing plan, any COBRA continuation coverage obligation under Section 4980B of the Code will run concurrently with the benefits provided hereunder. Notwithstanding any requirement of the Company to provide any medical benefits for the life of you or your current spouse under any provision of this Letter, such benefits shall cease upon ninety (90) days’ notice if at any time they would entail any unintended non de minimis tax or penalty for the Company or are otherwise precluded by law.
(c)    Death. If your employment is terminated by reason of the your death during the Term, your employment shall terminate without further obligations to your legal representatives under this Letter, other than for payment of Accrued Obligations, a lump sum cash payment equal to 100% of the estimated aggregate cost of Benefit Continuation (as defined above) for the shorter of the three-year period following the Date of Termination or the period remaining until the fourth anniversary of the Effective Date, paid within 30 days of the Date of Termination, the Prior Year Bonus and the Pro-Rata Bonus. Accrued Obligations shall be paid to your estate or beneficiary, as applicable. If your death occurs on or after March 6, 2018 and during the term, your current spouse shall also have Benefit Continuation. With respect to the provision of benefits pursuant to (iv) of the definition of Accrued Obligations, such benefits shall include, without limitation, and your estate and/or beneficiaries shall be entitled to receive, benefits at least equal to the most favorable benefits provided by the Company and affiliated companies to the estates and beneficiaries of peer executives of the Company and such affiliated companies under such plans, programs, practices and policies relating to death benefits, if any, as in effect with respect to other peer executives and their beneficiaries at any time during the 120-day period immediately preceding date of your death. Notwithstanding the preceding sentence, benefits payable under a plan, practice, policy, or program that has been amended to reduce benefits or terminated within the 120-day period immediately preceding the date of your death for reasons unrelated to affecting benefits due hereunder shall not be taken into account. In the case of a plan, practice, policy or program amended to reduce benefits, only the higher pre-amendment benefit shall be disregarded.
(d)    Disability. If your employment is terminated by reason of your Disability during the Term, your employment shall terminate without further obligation to you, other than (i) payment of the Accrued Obligations, (i) if your Disability occurs on or after March 6, 2018 and during the Term, a lump sum cash payment equal to 100% of the estimated aggregate cost of Benefit Continuation (as defined above) for the shorter of one year or the period remaining until the fourth anniversary of the Effective Date, (i) the Prior Year Bonus and (i) the Pro-Rata Bonus. Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination. Provided that your Disability occurs on or after March 6, 2018 and during the term, you and your current spouse shall also have Benefit Continuation. With respect to the provision of benefits pursuant to (iv) of the definition of Accrued Obligations, such benefits shall include, and you shall be entitled after the Disability Effective Date to receive, disability and other benefits at least equal to the most favorable of those generally provided by the Company and its affiliated companies to disabled executives and/or their families in accordance with such plans, programs, practices and policies relating to disability, if any, as in effect generally with respect to other peer executives and their families at any time during the 120-day period immediately preceding the Disability Effective Date. Notwithstanding the preceding sentence, benefits payable under a plan, practice, policy, or program that has been amended to reduce benefits or terminated within the 120-day period immediately preceding the Disability Effective Date for reasons unrelated to affecting benefits due hereunder shall not be taken into account. In the case of a plan, practice, policy or program amended to reduce benefits, only the higher pre-amendment benefit shall be disregarded.
(e)    Cause; Other than for Good Reason. If your employment shall be terminated for Cause during the Term, you shall receive the Accrued Obligations. If you voluntarily terminate employment during the Term, or at or after the expiration of the Term, excluding a termination for Good Reason, you shall receive the Accrued Obligations, the Prior Year Bonus and the Pro-Rata Bonus. If you terminate your employment upon or within one year following the expiration of the Term or the Company terminates your employment without Cause during such period, you and your current spouse shall also receive Benefit Continuation.
(f)    Special Resignation. If you terminate your employment by a Special Resignation, the Company shall pay you $5,000,000 payable in cash within 40 days of the Date of Termination (the “Special Payments”). In addition, you shall receive the Pro-Rata Bonus and the Accrued Obligations.
(g)    Release Requirement. Notwithstanding the provisions above in this Section 12 or anything else to the contrary herein, neither you nor any other party who is entitled to receive any such amounts shall receive any portion of the Base Severance Amount, Pro-Rata Bonus, Special Payments, Excess Amount or any payments in respect of the Benefit Continuation unless, within 60 days of the Date of Termination, you or such party (as applicable) has executed and not revoked a customary written waiver and release of claims for the benefit of the Company, its affiliates and their respective officers, directors and employees in a substantially the form [specified] (the “Release”). Payment of any amounts conditioned on the Release shall be delayed until the Release is effective and then paid promptly after such time, provided that, if the aforesaid 60 day period overlaps two calendar years, the amounts shall not be paid until the second calendar year.
(h)    Change in Control. If your employment is terminated by the Company other than for Cause, death or Disability or you voluntary terminate employment for Good Reason, either (i) prior to the date on which the Change of Control occurs, and it is reasonably demonstrated by you that such termination of employment (x) was at the request of a third party who has taken steps reasonably calculated to effect such Change of Control or (y) otherwise arose in connection with or anticipation of such Change of Control (an “In Contemplation Termination”) or (i) upon or following a Change of Control (a “COC Termination”), then in addition to the payments and benefits set forth in Section 12(b) hereof, you shall be entitled to receive a lump sum payment equal to the difference between (1) the product of (I) 2.99 and (II) the sum of (x) the your Base Salary in effect on the date of your termination of employment (or, if greater, your Base Salary in effect immediately before any salary reduction therein triggering the event leading to your termination) and (y) the Target Bonus and (2) the Base Severance (such difference, the “Excess Amount”). The Excess Amount shall be paid within 40 days following a COC Termination. In the event of an In Contemplation Termination, the Excess Amount shall be paid to you in a lump sum within 40 days of the Change of Control; provided, however, that such Change of Control constitutes a “change in control event” with the meaning of the Treasury Regulation Section 1.409A-3(i)(5) (a “409A COC”), or if not a 409A COC, such later date within two years thereafter as a 409A COC occurs, provided, further, that if the 409A COC does not occur within such period, the Excess Amount shall be forfeited.

13.	Change of Control
For the purpose of this Letter, a “Change of Control” shall mean:
(a)    Stock Acquisition. The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13(d)-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (i) any acquisition by the Company, (i) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (i) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (c) of this Section 13; or
(b)    Board Composition. Individuals who, as of the Effective Date, constitute the Board and any individuals appointed to the Board pursuant to any agreement between the Company and MR Agent Advisors LLC and its affiliates entered into prior to or as of the date of this Letter (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or
(c)    Business Combination. Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or its principal subsidiary (a “Business Combination”) that is not subject, as a matter of law or contract, to approval by the Surface Transportation Board or any successor agency or regulatory body having jurisdiction over such transactions (the “Agency”), in each case, unless, following such Business Combination: (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or its principal subsidiary or all or substantially all of the assets of the Company or its principal subsidiary either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; (i) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination; and (i) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or
(d)    Regulated Business Combination. Consummation of a Business Combination that is subject, as a matter of law or contract, to approval by the Agency (a “Regulated Business Combination”) unless such Business Combination complies with clauses (i), (ii) and (iii) of subsection (c) of this Section 13.
(e)    Liquidation or Dissolution. Consummation of a complete liquidation or dissolution of the Company or its principal subsidiary approved by the Company’s shareholders.

14.	Limitations on Payments by the Company
(a)    Except as provided in this Section 14, the Company shall determine whether to reduce any payment or distribution to be made by the Company to or for the benefit of you (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or under another plan or arrangement) (a “Payment”) in accordance with paragraph (i) of this Section 14, or to make such Payments in full in accordance with paragraph (ii) of this Section 14(a).
(i)    If any Payment or Payments would otherwise constitute an “excess parachute payment,” as defined in Section 280G of the Code, the Payment or Payments shall be reduced (but not below zero) to the largest amount that will result in no portion of the Payments being subject to the excise tax imposed under Section 4999 of the Code (the “Reduced Amount”).
(ii)    Notwithstanding Section 14(a)(i), you shall receive full Payment if it is determined that the net after-tax benefit you would receive, after taking into account both income taxes and any excise tax imposed under Section 4999 of the Code (“Excise Tax”), is greater than the net after-tax amount you would receive based on the application of Section 14(a)(i). In this event, you shall be responsible for the payment of any Excise Tax.
If Payments are reduced pursuant to Section 14(a)(i), to the extent permitted by applicable law, and not a violation of Sections 280G, 409A or 4999 of the Code, you shall be entitled to elect the order in which Payments will be reduced. If your electing the order in which Payments will be reduced would result in violation of Section 409A of the Code or loss of the benefit of reduction under Sections 280G or 4999 of the Code, Payments shall be reduced by the Company in the following order: (A) reduction of any cash severance payments otherwise payable to you starting with the last such payment due, (B) reduction of any other cash payments or benefits otherwise payable to you starting with the last such payment due, but excluding any payment attributable to the acceleration of vesting or payment with respect to any equity award, (C) non-acceleration of vesting of any equity valued at full fair value and not subject to Treasury Regulation 1.280G Q&A 24(c) starting with the last such vesting, and (D) non-acceleration of any equity attributable to the acceleration of vesting with respect to any equity award that is subject to Treasury Regulation 1.280G Q&A 24(c) starting with the last such vesting.
(b)    Subject to the provisions of Section 14(c), all determinations required to be made under this Section 14, including whether you will receive a Reduced Amount or full Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm as may be designated by the Company (the “Advisor”) which shall provide detailed supporting calculations both to the Company and you at least seven business days prior to the date any Payment is scheduled to be made or commence. In the event that the Advisor is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Company shall appoint another nationally recognized certified public accounting firm to make the determinations required hereunder (which firm shall then be referred to as the Advisor). All fees and expenses of the Advisor shall be borne solely by the Company. Any determination by the Advisor shall be binding upon the Company and you. As a result of the uncertainty in the application of the Excise Tax at the time of the initial determination by the Advisor hereunder, it is possible that Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. The Advisor shall determine the amount of any Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to you or for your benefit.
(c)    If you receive a Payment, you shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by you of an Excise Tax. Such notification shall be given as soon as practicable but no later than 15 business days after you are informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the 30-day period following the date on which you give such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies you in writing prior to the expiration of such period that it desires to contest such claim, you shall: (i) give the Company any information reasonably requested by the Company relating to such claim, (i) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company, (i) cooperate with the Company in good faith in order to effectively contest such claim, and (i) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any unintended tax liability (including interest and penalties with respect thereto) resulting from such representation and the payment of costs and expenses. Without limitation on the foregoing provisions of this Section 14(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs you to pay such claim and sue for a refund, the Company shall advance the amount of such payment to you, on an interest-free basis and shall indemnify and hold you harmless, on an after-tax basis, from any unintended tax liability (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and, provided, further, that any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which an Excise Tax would be payable hereunder with respect to a Reduced Amount and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.
(d)    If, after the receipt by you of an amount advanced by the Company pursuant to Section 14(c), you become entitled to receive any refund with respect to such claim, you shall (subject to the Company’s complying with the requirements of Section 14(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by you of an amount advanced by the Company pursuant to Section 14(c), a determination is made that you shall not be entitled to any refund with respect to such claim and the Company does not notify you in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid.

15.	Full Settlement
The Company’s obligation to make the payments provided for in this Letter and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against you or others. In no event shall you be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to you under any of the provisions of this Letter and such amounts shall not be reduced whether or not you obtain other employment. The Company agrees to pay as incurred, to the full extent permitted by law, all legal fees and expenses which you may reasonably incur as a result of any contest regardless of the outcome thereof by the Company, you or others of the validity or enforceability of, or liability under, any provision of this Letter or any guarantee of performance thereof (including as a result of any contest by you about the amount of any payment pursuant to this Letter), plus in each case interest on any delayed payment, at the applicable Federal rate provided for in Section 7872(f)(2)(A) of the Code; provided, that you shall repay to the Company all such amounts paid by the Company, and shall not be entitled to any further payments hereunder, in connection with a contest originated by you if the trier of fact in such contest determines that your claim was not brought in good faith or was frivolous.

16.	Confidential Information and Restrictive Covenants
(a)    Confidential Information. You shall hold in a fiduciary capacity for the benefit of the Company all confidential or proprietary information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which you shall have obtained during your employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by act by you or your representatives in violation of this Letter). After termination of your employment with the Company, you shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge and such information, knowledge or data to anyone other than the Company and those designated by it. In addition, to the extent that you are a party to any other agreement relating to confidential information, inventions or similar matters with the Company, you shall continue to comply in all material respects with the provisions of such agreements. Notwithstanding the foregoing, nothing in this Letter prohibits you from reporting possible violations of law or regulation to any governmental agency or regulatory body or making other disclosures that are protected under any law or regulation, or from filing a charge with or participating in any investigation or proceeding conducted by any governmental agency or regulatory body. You do not need prior authorization from the Company to make any such reports or disclosures, nor are you required to notify the Company that you have made such reports or disclosures. In no event shall any asserted violation of the provisions of this paragraph constitute a basis for deferring or withholding any amounts otherwise payable to you under this Letter.
(b)    Company Property. All documents, encoded media, and other tangible items provided to you by the Company, or prepared, generated or created by you or others in the performance of your duties under this Agreement are the property of the Company. Upon cessation of your employment with the Company, you will promptly deliver to the Company all such documents, media and other items in your possession, including all complete or partial copies, recordings, abstracts, notes or reproductions of any kind made from or about such documents, media, items or information contained therein. You will neither have nor claim any right, title or interest in any trademark, service mark or trade name owned or used by the Company. You may retain your address book and if your cell phone is in the Company’s name, the Company shall cooperate with you in transferring the number to you.
(c)    Non-Competition. You acknowledge that by reason of your employment the services you render to the Company are of a special or unusual character with a unique value to the Company, the loss of which the Company believes cannot adequately be compensated by damages in an action at law. In view of the confidential information known or to be obtained by, or disclosed to you, as set forth above, and as a material inducement to the Company to enter into this Agreement, you covenant and agree during your employment with the Company and during the Covenant Period (as defined below), you will not, except as otherwise authorized by this Agreement, directly or indirectly, anywhere in North America, own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the business of a Class 1 Railroad (the “Restricted Business”), provided, however, that the restrictions contained in this Agreement shall not restrict the acquisition by you, directly or indirectly, of less than 2% of the outstanding capital stock of any publicly traded company engaged in a Restricted Business, ownership in a private equity or other commingled entity which owns a Restricted Business or the acquisition of an interest in any company which purchases an interest in any entity in the Company. As used herein, the “Covenant Period” shall mean the period of your employment with the Company and eighteen (18) months following the termination of your employment, regardless of the reason for termination; provided, that this provision shall not apply if your termination is a Special Resignation.
(d)    Non-Solicitation. You further covenant and agree that during the Covenant Period, you shall not, directly or indirectly: (i) cause, solicit, induce or encourage any employee of the Company to leave such employment or hire, employ or otherwise engage any such individual; or (i) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of the Company (including any existing or former customer of the Company and any person or entity that becomes a client or customer of the Company after termination of your employment) or any other person or entity who has a material business relationship with the Company, to terminate or modify any such actual or prospective relationship, except in connection with marketing the services of an entity that is not a Restricted Business. As used in this Agreement, a “former customer” is a person or entity which has been a customer of the Company within the immediately preceding twenty-four (24) month period from the date of solicitation, and a “prospective client or customer” is a person or entity to which the Company has submitted a material proposal in writing to perform services within the immediately preceding twelve (12) month period from the date of solicitation. For purposes of the above, general newspaper and other media advertisements shall not be considered solicitation of Company employees and serving as a reference upon request shall not be deemed a violation of the foregoing. This provision shall not apply if your termination is a Special Resignation.
(e)    Certain Terminations. In the event that, during the Term of this Agreement, your employment is terminated without Cause or by you for Good Reason (the “Termination”) you shall be entitled to seek employment or provide consulting services to a Class 1 Railroad in North America, other than Canadian Pacific Railways Limited and its affiliates (collectively, “CP”) or Norfolk Southern Corporation and its affiliates (collectively, “NS”). For the avoidance of doubt, the foregoing shall not apply if your termination is a Special Resignation.

17.	Other Agreements/Prior Employment
You represent and warrant to the Company that you have disclosed to the Company any and all agreements or arrangements relating to your prior or concurrent employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements shall not prevent you in any material manner from performing the duties of your position and you represent that such is and will remain the case. Similarly, you agree not to bring any third-party confidential information to the Company, including that of your former employer(s), and that you will not in any way utilize any such information in performing your duties for the Company.

18.	No Mitigation or Offset
You shall not be required, as a condition of receiving any payments or benefits under this Letter, to seek or obtain any other employment after termination of employment hereunder or to take any steps to reduce the amount of any payment or benefit described in this Letter. Further, the amount of any payment or benefit provided in this Letter shall not be reduced by any compensation earned by you as a result of any employment by another employer.

19.	Withholding
All payments made by the Company under this Letter shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

20.	Indemnification
(a)    To the fullest extent permitted under applicable law, the Company will indemnify you and hold you harmless against all losses, claims, expenses or other liabilities arising by reason of the fact that you are or were a director, officer, employee, fiduciary or agent of the Company. You are entitled to indemnification and advancement of costs to the extent permitted by the Company’s by-laws and charter as in effect on the Effective Date, or if greater, as amended thereafter.
(b)    In addition, the indemnity shall also cover a CP Protected Event (as defined below) as if such CP Protected Event was an event covered by Section 20(a) above. A “CP Protected Event” is a violation or an alleged violation by the Company or the Board, or by the employees or agents of the Company of any of the Activity Limitations (as defined below) as if they were a party to them, except to the extent of your knowing, intentional and material violation of the Activity Limitations other than with advance approval by the Board. Any action or inaction taken on the advice of Company counsel shall be deemed not knowing with regard to any allegation by CP of a violation of the Activity Limitations. You shall be entitled to advancement of legal fees by the Company (subject to a repayment obligation if it is proven in a court of law that you were in violation and not entitled to be indemnified and held harmless). “Activity Limitations” shall have the meaning in Section 6 of the Consulting Agreement between you and MR Argent Advisor LLC [________________] (the “Consulting Agreement”)

21.	D&O Insurance
The Company shall provide you with director’s and officer’s indemnification insurance coverage in an amount and scope equal to that of the Company’s other officers and directors both during the Term and after termination of your employment for so long as liability may exist, provided, however, that such coverage shall exclude liabilities that would not be indemnified under Section 20(b) above, with the same carveout as to legal fees.

22.	Severability
If any portion or provision of this Letter shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Letter, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Letter shall be valid and enforceable to the fullest extent permitted by law.

23.	Notices
All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, or by overnight courier with receipt at location signature required, addressed as follows:
If to you:
At the last address on record in the Company’s files.
If to the Company:
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, Florida 32202
Attention: General Counsel
or to such other address as either party shall have furnished to the other in writing in accordance with this Section 23. Notice and communications shall be effective when actually received by the addressee or at the required location or delivery is refused.

24.	Code Section 409A
It is intended that this Letter shall be exempt from, or comply with, Section 409A of the Code, and this Letter shall be administered accordingly and interpreted and construed on a basis consistent with that intent. To the extent that any provision of this Letter or action by the Company would subject you to liability for interest or additional taxes under Section 409A of the Code, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Company. Anything to the contrary herein notwithstanding, no severance or similar payments or benefits shall be payable hereunder on account of your termination unless such termination constitutes a “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, all installment payments of deferred compensation made hereunder, or pursuant to another plan or arrangement, shall be deemed to be separate payments. To the extent any reimbursements or in-kind benefit payments under this agreement are subject to Code Section 409A, such reimbursements and in-kind payments shall be made in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv). This Letter may be amended to the extent necessary (including retroactively) by the Company to avoid application of taxes or interest under Section 409A of the Code, while maintaining to the maximum extent practicable the original intent of the Letter.
In the event that you are a “specified employee” within the meaning of Section 409A of the Code (as determined by the Company or its delegate), any payments hereunder subject to Section 409A of the Code shall not be paid or provided until the earlier of (A) your death, or (B) the day after the expiration of the six-month period following your termination of employment (the “Delay Period”). Any payments that are delayed by virtue of this subparagraph shall be paid in one payment at the conclusion of the Delay Period.

25.	Governing Law
This Letter shall be governed by and construed in accordance with the laws of the State of Florida, without regard to principles of conflicts of law.

26.	Arbitration
You and the Company agree that all disputes, controversies, and claims arising between them concerning the subject matter of this Letter, other than Section 14 and Section 16, shall be settled by arbitration in accordance with the rules and procedures of the American Arbitration Association then in effect. The location of the arbitration will be Palm Beach County, Florida or such other place as the parties may mutually agree. In rendering any award or ruling, the arbitrator or arbitrators shall determine the rights and obligations of the parties according to the substantive and procedural laws of the State of Florida. The parties to any such dispute, controversy, or claim shall attempt to agree upon the selection of a single arbitrator. If after a reasonable period of time the parties are unable to agree upon such a single arbitrator, then three arbitrators will be appointed with each party selecting an arbitrator from the American Arbitration Association’s available panel of arbitrators, and the parties agreeing upon the selection of a third arbitrator. If the parties cannot agree upon the selection of a third arbitrator, then the two arbitrators selected by the parties shall agree upon a third arbitrator from the panel of American Arbitration Association arbitrators. If the two arbitrators are unable to so agree on a third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. Any arbitration pursuant to this section shall be final and binding on the parties, and judgment upon any award rendered in such arbitration may be entered in any court, state or federal, having jurisdiction. All fees and expenses of the arbitration shall be born in accordance with Section 15. The arbitrator or arbitrators shall have no authority to award provisional relief, injunctive remedies, or punitive damages. The parties expressly acknowledge that they are waiving their right to seek remedies in court, including without limitations the right if any to a jury trial.

27.	Assignment
This Letter is personal to you and without the prior written consent of the Company shall not be assignable by you otherwise than by will or the laws of descent and distribution. This Letter shall inure to the benefit of and be enforceable by your legal representatives. This Letter shall inure to the benefit of and be binding upon the Company and its successors and permitted assigns. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Letter in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Except for the foregoing, this Letter and the obligations hereunder may not be assigned by the Company. As used in this Letter, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or all or substantially all of its assets as aforesaid which assumes and agrees to perform this Letter by operation of law, or otherwise.

28.	Amendments/No Waiver/Entire Agreement
This Letter may not be changed, modified, amended, waived, released, discharged, abandoned or otherwise terminated, in whole or in part, except by an instrument in writing signed by you and the Company. In the event either party to this Letter fails to enforce any provision, such failure shall not constitute a waiver of that or any other provision of this Letter. This Letter, together with the Award Agreements, shall upon execution embody the entire agreement of the parties regarding the subject matter hereof. All representations, promises and/or prior or contemporaneous understandings on the subject matter herein are merged into and expressed in this Letter, and this Letter supersedes and nullifies any prior agreement, arrangement, contract or understanding between the Company and you regarding the subject matter hereof.
Please confirm your acceptance of this Letter by signing and dating in the space provided, and returning it to me no later than March 6, 2017.
[signature page follows]

Sincerely, CSX CORPORATION
By:

I HAVE READ AND UNDERSTOOD THE FOREGOING OFFER OF EMPLOYMENT AND HEREBY ACCEPT IT IN ALL OF ITS TERMS AND CONDITIONS.

E. Hunter Harrison	(Date)